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                           February 18, 2024

       Jack Guo
       Chief Financial Officer
       Constellium SE
       Washington Plaza
       40-44 rue Washington
       75008 Paris
       France

                                                        Re: Constellium SE
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 14,
2023
                                                            Form 6-K furnished
July 26, 2023
                                                            File No. 001-35931

       Dear Jack Guo:

              We have reviewed your December 20, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Operating and Financial Review and Prospects
       Segment Adjusted EBITDA, page 46

   1. We note your response to prior comment 1. We continue to believe that the adjustment for metal price lag to
arrive at Adjusted EBITDA, or any other non-GAAP measure, is inconsistent with the
guidance in Question 100.04 of the Staff's Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures. Please remove this adjustment from all
non-GAAP measures in future filings.
 Jack Guo
FirstName
ConstelliumLastNameJack Guo
            SE
Comapany18,
February   NameConstellium
             2024          SE
February
Page 2 18, 2024 Page 2
FirstName LastName
Form 6-K furnished July 26, 2023
Exhibit 99.1, page 14

2. Your response to prior comment 2 states that you consider the non-GAAP measure Value-
         Added Revenue (   VAR   ) as a measure of profitability, which is
calculated by deducting
         certain costs from revenues. We also note from your response that the hedged cost of alloyed metal adjustment does not include all cost of sales items related to the revenue presented in the measure. As a profitability measure, excluding cost of sales items related to the recognized revenue could be misleading considering the measure would exclude normal, recurring, cash operating expenses necessary and directly related to the revenue recognized. Please provide the following information related to the adjustments included in this non-GAAP measure:

                Provide revenue disaggregated for the amount related to contracts that allow you to pass-through aluminum and alloyed metal prices to customers and those that are based on fixed pricing.

                For contracts that allow you to pass-through aluminum and alloyed metal prices, explain whether it is within the contract terms that such costs are pass-throughs to the customers, whether the arrangements are considered cost-plus fixed fee or cost reimbursable plus fee types of contracts, and how the cost of the aluminum and alloyed metals are included on invoices or billings to the customer.

                Explain how the cost of aluminum and cost of alloying metals amounts are
              determined for the    Hedged cost of alloyed metal    adjustment.
For example, tell us
              whether it represents the actual cost within your cost of sales line item that is based on the weighted average cost of metal under IFRS or another calculation, such as the average all-in aluminum price based on the location where metal was purchased, multiplied by the metal sold in the period.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing